SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company



PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



 1. Name of Company

    Prudential plc

 2. Name of shareholder having a major interest:

    FMR Corp and Fidelity International Limited (FIL), and their direct and indirect subsidiaries

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Non beneficial interest. FMR Corp and Fidelity International Limited and their direct and indirect subsidiaries hold all shares attributed to them solely for investment purposes.

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    Various

 5. Number of shares/amount of stock acquired:

    N/A

 6. Percentage of issued class:

    N/A

 7. Number of shares/amount of stock disposed:

    23,044,611 since 27 October 2004, being the date the company was last notified.

 8. Percentage of issued class:

    0.97%

 9. Class of security:

    Ordinary Shares of 5p each

10. Date of transaction:

    Not known

11. Date company informed:

    12 November 2004

12. Total holding following this notification:

    See additional information

13. Total percentage holding of issued class following this notification:

    See additional information

14. Additional Information:


        Fidelity Investment notified the Company that as at 11 November 2004 it ceased to have a notifiable interest in the ordinary share capital of Prudential plc.

                                     -ENDS-



Contact name for Enquiries

Sylvia Mitchell

0207 548 3826

Company official responsible for making notification

John Price,

Deputy Group Secretary

020 7548 3805




END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 November, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary